December 4, 2018

Heath Hill
Chief Financial Officer
Cloud Peak Energy Inc.
748 T-7 Road
Gillette, Wyoming 82718

       Re: Cloud Peak Energy Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 16, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed October 26, 2018
           File No. 001-34547

Dear Mr. Hill:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Potential for Asset Impairments, page 52

1. Please clarify when you have last tested your long-lived assets for impairment. In addition, tell us how you considered your declining market capitalization in determining whether impairment testing was required and in estimating your future cash flows.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Heath Hill
Cloud Peak Energy Inc.
December 4, 2018
Page 2

       You may contact Joel Parker, Senior Assistant Chief Accountant, at 202-551-3651 if you
have any questions.



                                                          Sincerely,
FirstName LastNameHeath Hill
                                                          Division of
Corporation Finance
Comapany NameCloud Peak Energy Inc.
                                                          Office of Beverages,
Apparel and
December 4, 2018 Page 2                                   Mining
FirstName LastName